UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Borderfree, Inc.

(Name of Subject Company)

Borderfree, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

09970L100

(CUSIP Number of Class of Securities)

Michael A. DeSimone

Chief Executive Officer

Borderfree, Inc.

292 Madison Avenue, 5th Floor

New York, New York 10017

(212) 299-3500

With copies to:

Mark J. Macenka

Joseph C. Theis, Jr.

James A. Matarese

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Borderfree, Inc., a Delaware corporation (“Borderfree,” “our,” “we,” or “us”). Borderfree’s principal executive offices are located at 292 Madison Avenue, 5th Floor, New York, New York 10017. Borderfree’s telephone number at such address is (212) 299-3500.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is Borderfree’s common stock, par value $0.01 per share (each, a “Share”). As of May 4, 2015, there were (a) 32,066,998 issued and outstanding Shares, (b) 257,622 Shares subject to issuance pursuant to options to purchase Shares granted and outstanding under the U.S. Share Option Plan of Borderfree, Inc. (the “Initial U.S. Plan”); (c) 568,974 Shares subject to issuance pursuant to options to purchase shares granted and outstanding under the Israeli Share Option Plan of Borderfree, Inc. (the “Initial Israeli Plan”); (d) 1,574,546 Shares subject to issuance pursuant to options to purchase shares granted and outstanding under Borderfree’s 2011 Stock Option and Grant Plan (the “2011 Plan”); (e) 1,929,343 Shares subject to issuance pursuant to options to purchase shares and 30,000 Shares subject to issuance pursuant to RSUs, in each case, granted and outstanding under Borderfree’s 2014 Stock Option and Incentive Plan and sub-plans thereunder (the “2014 Plan”); and (f) 388,099 Shares subject to issuance pursuant to RSUs granted and outstanding under the Borderfree’s 2015 Stock Option Inducement Plan (the “2015 Plan”).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The filing person is the subject company. The name, business address and business telephone number of Borderfree are set forth above in “Item 1. Subject Company Information—Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by BrickBreaker Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pitney Bowes International Holdings, Inc., a Delaware corporation and a subsidiary of Pitney Bowes Inc., a Delaware corporation (“Parent” and together with Purchaser, the “Offerors”), to purchase all of the issued and outstanding Shares at a purchase price of $14.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). The Shares will be purchased by Purchaser. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on May 12, 2015. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are hereby incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 5, 2015 (as amended or modified from to time, the “Merger Agreement”), among Borderfree, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement (and in no event later than two business days following satisfaction or waiver of such conditions), Purchaser will be merged with and into Borderfree (the “Merger”), with Borderfree surviving as a subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation

Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. Borderfree does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares owned by Borderfree in its treasury and (ii) Shares held by stockholders, if any, who are entitled to and properly demand appraisal rights under Delaware law) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes. As a result of the Merger, the Shares will cease to be publicly traded and Borderfree will become a subsidiary of Parent.

At the Effective Time, each outstanding option to purchase Shares (collectively, the “Options”), whether vested or unvested or exercisable or unexercisable, will be cancelled and converted into only the right to receive (without interest) an amount in cash, less applicable tax withholdings, equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per Share of such Option, and (B) the number of Shares underlying such Option. Each outstanding restricted stock unit (collectively, the “RSUs”) granted under Borderfree’s 2014 Stock Option and Incentive Plan, whether vested or unvested, will be cancelled and converted into only the right to receive (without interest) an amount in cash equal to the product of (A) the Offer Price and (B) the number of Shares underlying such RSU (such product, less applicable tax withholdings, the applicable “Stock Unit Payment Amount”). Each outstanding unvested RSU granted under Borderfree’s 2015 Stock Option Inducement Plan will be cancelled and converted into only an unvested award representing the opportunity to receive the applicable Stock Unit Payment Amount, which award shall continue to vest and be subject to the same terms and conditions (including forfeiture and time of payment) as were applicable to the Shares underlying such RSU.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time on June 9, 2015 (one minute after 11:59 P.M., New York City time, on June 9, 2015), subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the “Expiration Date”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

As set forth in the Schedule TO, the address of the principal executive offices of the Offerors is 3001 Summer Street, Stamford, Connecticut 06926-0700, and the telephone number at such principal offices is (203) 356-5000. Upon filing this Schedule 14D-9 with the SEC, Borderfree will make this Schedule 14D-9 publicly available on its website at www.Borderfree.com.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, to the knowledge of Borderfree, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Borderfree or any of its affiliates and (i) any of Borderfree’s executive officers, directors or affiliates or (ii) the Offerors or any of their respective executive officers, directors or affiliates.

Arrangements with the Offerors and Certain of Their Affiliates.

Merger Agreement.

On May 5, 2015, Borderfree, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 11—“The Transaction Agreements—The Merger Agreement” in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In particular, the representations and warranties contained in the Merger Agreement were negotiated with the principal purposes of establishing the circumstances under which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares or holders of shares of Parent. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in the Offer to Purchase. Accordingly, none of the holders of Shares, holders of shares of Parent or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Borderfree, Purchaser, Parent or any of their respective subsidiaries or affiliates. Factual disclosures about Borderfree contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Tender and Support Agreement.

Concurrently with the execution and delivery of the Merger Agreement, on May 5, 2015, the directors and officers of Borderfree holding shares of Borderfree common stock and certain stockholders affiliated with such directors entered into a tender agreement (the “Tender and Support Agreement”) with Parent and Purchaser, pursuant to which each such director, officer and affiliated stockholder agreed, among other things, to tender his, her or its Shares pursuant to the Offer and vote against any action, agreement or transaction involving Borderfree that is intended or would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent consummation of the Offer. As of May 5, 2015, the directors, officers and certain stockholders affiliated with such directors subject to the Tender and Support Agreement hold approximately 61% and beneficially own in the aggregate 62% of the outstanding Shares. The Tender and Support Agreement will terminate in the event the Merger Agreement is terminated in accordance with its terms.

This summary and description of the Tender and Support Agreement is qualified in its entirety by reference to the Tender and Support Agreement, filed as Exhibit (e)(2) hereto and incorporated herein by reference, which falls away under certain circumstances.

Confidentiality Agreement.

Parent and Borderfree entered into a confidentiality agreement, effective as of January 12, 2015 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent agreed that, subject to certain exceptions, any non-public information regarding Borderfree or any of its subsidiaries, affiliates or divisions furnished to Parent or its representatives would, for a period of three years from the date of initial disclosure, be kept confidential and used by Parent and its representatives solely for the purpose of evaluating, negotiating, proposing, pursuing, effecting or seeking to effect a possible transaction between Parent and Borderfree and would be kept confidential except as provided in the Confidentiality Agreement. The Confidentiality Agreement also includes a standstill provision that is subject to certain exceptions.

The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to such Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14d-9 and is hereby incorporated by reference.

Arrangements with Current Executive Officers and Directors of Borderfree.

Overview

Certain of Borderfree’s executive officers and directors have interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. In considering the recommendations of the board of directors of Borderfree (the “Board” or “board”), including that shareholders tender their Shares into the Offer, shareholders should be aware of these interests. The Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation— Recommendation of the Board—Reasons for the Board’s Recommendation”. As described in more detail below, these interests include:

•	Each outstanding Option, whether vested or unvested or exercisable or unexercisable, will be cancelled and converted into only the right to receive (without interest) an amount in cash (less applicable tax withholdings) equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per Share of such Option, and (B) the number of Shares underlying such Option;

•	Each outstanding RSU granted under Borderfree’s 2014 Stock Option and Incentive Plan, whether vested or unvested, will be cancelled and converted into only the right to receive (without interest) an amount in cash (less applicable tax withholdings) equal to the product of (A) the Offer Price and (B) the number of Shares underlying such RSU;

•	the receipt by executive officers of certain payments and benefits under individual employment agreements upon certain types of terminations of employment following the Effective Time; and

•	the entitlement to the indemnification and exculpation benefits in favor of directors and officers of Borderfree.

For further information with respect to the arrangements between Borderfree and its named executive officers, see the information included under “Item 8. Additional Information—Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Effect of the Offer and the Merger Agreement on Shares and Equity Awards.

Treatment of Shares.

Borderfree’s directors and executive officers who tender the Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other Borderfree stockholders who tender Shares.

Treatment of Borderfree Stock Options.

Pursuant to the Merger Agreement, at the Effective Time, each outstanding Option, whether vested or unvested or exercisable or unexercisable, will be cancelled and converted into only the right to receive (without interest) an amount in cash (less applicable tax withholdings) equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per Share of such Option, and (B) the number of Shares underlying such Option, payable to the holder of such Option as soon as reasonably practicable, but no later than the second payroll period after the Effective Time. This treatment is consistent with the terms of our pre-existing equity award plans, and, in the case of the 2014 Plan which was adopted by Borderfree in March 2014, required by its terms because Pitney Bowes will not assume, continue or substitute the Options in connection with the Merger.

Treatment of Borderfree Restricted Stock Units.

Pursuant to the Merger Agreement, at the Effective Time, each outstanding RSU granted under Borderfree’s 2014 Stock Option and Incentive Plan, whether vested or unvested, will be cancelled and converted into only the right to receive (without interest) an amount in cash (less applicable tax withholdings) equal to the product of (A) the Offer Price and (B) the number of Shares underlying such RSU, payable as soon as reasonably practicable, but no later than the second payroll period after the Effective Time. This treatment is required by the terms of the 2014 Plan because Pitney Bowes will not assume, continue or substitute the RSUs in connection with the Merger. Each outstanding unvested RSU granted under Borderfree’s 2015 Stock Option Inducement Plan will be cancelled and converted into only an unvested award representing the opportunity to receive the applicable Stock Unit Payment Amount, which award shall continue to vest and be subject to the same terms and conditions (including forfeiture and time of payment) as were applicable to the Shares underlying such RSU. None of Borderfree’s executive officers or directors hold any RSUs granted under Borderfree’s 2015 Stock Option Inducement Plan.

The table below sets forth, for each of our executive officers and directors holding Options with exercise prices below the Offer Price (“In-the-Money Options”) and/or RSUs, as of the close of business on May 4, 2015, (i) the aggregate number of Shares subject to such In-the-Money Options and RSUs; (ii) the value of cash amounts payable in respect of such In-the-Money Options and RSUs on a pre-tax basis at the Effective Time, calculated by (a) in the case of In-the-Money Options, multiplying the excess of the Offer Price over the respective per share exercise prices of the applicable In-the-Money Options by the number of Shares subject to such In-the-Money Options and (b) in the case of RSUs, multiplying the Offer Price by the number of Shares issuable in settlement of such RSUs.

Since March 13, 2015 (the period commencing 60 days prior to the filing of this Schedule 14D-9), no Shares underlying RSUs held by such executive officers or directors have vested. Borderfree’s executive officers and directors may exercise their Options prior to the Effective Time to the extent such Options are vested in accordance with their terms, and RSUs held by Borderfree’s executive officers and directors may vest prior to the Effective Time pursuant to their original vesting terms.

Summary of Share and Equity Award Payments.

If the executive officers and directors of Borderfree who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Borderfree. As of May 4, 2015, the executive officers and directors of Borderfree beneficially owned, in the aggregate, 20,590,635 Shares (which, for clarity, includes shares of capital stock of Borderfree issuable upon the exercise of Options (whether or not they are In-the-Money Options, and whether or not they are vested and exercisable) or settlement of RSUs).

The following table sets forth the approximate amount of the payments that each of Borderfree’s directors and executive officers is entitled to receive in connection with the consummation of the transactions contemplated by the Merger Agreement pursuant to their stock and other equity compensation awards held as of May 4, 2015, which are payable as described above (which, for clarity, excludes shares of capital stock of Borderfree issuable upon the exercise of Options which are not In-the-Money Options).

Name	Number of Shares(1)		Cash Consideration for Shares ($)	Number of Shares Subject to In-the-Money Options	Cash Consideration for In-the- Money Options ($)	Number of RSUs	Cash Consideration for RSUs (S)
Executive Officers
Michael A. DeSimone	1,009,108	(2)	14,127,512	277,877	1,894,288	—	$—
Edwin A. Neumann	379,698		5,315,772	63,500	401,320	—	—
Michael J. Ganci	—		—	210,860	1,242,746	—	—
Kris Green	15,847		221,858	410,413	5,160,966	—	—
Brian Singh Dhatt	—		—	205,877	1,439,248	—	—

Directors
Daniel T. Ciporin	681,574	(3)	9,542,036	—	—	—	—
William G. Bock	29,940		419,160	—	—	—	—
Stephen J. Getsy	374,273	(4)	5,239,822	—	—	—	—
Isaac Hillel	8,357,747	(5)	117,008,458	—	—	—	—
Beth M. Pritchard	—		—	—	—	15,000	210,000
George H. Spencer	5,526,852	(6)	77,375,928	—	—	—	—
Ofer Timor	3,154,887	(7)	44,168,418	—	—	—	—

(1)	Excludes options and other equity awards reported in other columns of this table.

(2)	Includes 50,000 shares held by an irrevocable family trust, of which the spouse of Mr. DeSimone serves as a trustee and one or more immediate family members of Mr. DeSimone are the beneficiaries.
(3)	Consists of 36,115 shares held by the Daniel T. Ciporin 2014 Trust.
(4)	Includes 208,898 shares held by The Stephen J. Getsy Living Trust, of which Mr. Getsy is a trustee, and 59,880 shares held by the Stephen J. Getsy 2013 Grantor Retained Annuity Trust U/A DTD 7/16/2013.
(5)	Consists of (a) 5,307,890 shares held by Pitango Venture Capital Fund III (USA) L.P., (b) 490,677 shares held by Pitango Venture Capital Fund III (USA) Non-Q L.P., (c) 1,443,298 shares held by Pitango Venture Capital Fund III (Israeli Investors) L.P., (d) 374,085 shares held by Pitango Venture Capital Fund III Trusts 2000 Ltd., (e) 187,044 shares held by Pitango Principals Fund III (USA) L.P. and (f) 554,753 shares held by Pitango Parallel Investor Fund III (USA) L.P. (collectively, the “Pitango Funds”). The Pitango Funds are managed, directly or indirectly, by the following individuals: Rami Kalish, Chemi J. Peres, Aaron Mankovski, Isaac Hillel (Borderfree’s director), Rami Beracha, Bruce Crocker and Zeev Binman, none of whom has sole voting or investment power of such shares and each of whom has shared voting and investment power of such shares.
(6)	Consists of (a) 2,763,426 shares held by Adams Street V, L.P. (“AS V”) and (b) 2,763,426 shares held by BVCF IV, L.P. (“BVCF IV”). The shares may be deemed to be beneficially owned by Adams Street Partners, LLC, the general partner of each of AS V and BVCF IV. David Brett, Jeffrey T. Diehl, Elisha P. Gould III, Robin P. Murray, Sachin Tulyani, Craig D. Waslin and David Welsh, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof), and Mr. Spencer, a senior consultant of Adams Street Partners, LLC, may be deemed to have shared voting and investment power over the shares.
(7)	Consists of (a) 2,552,523 shares held by Delta Fund I, L.P., (b) 154,650 shares held by Poalim Delta Fund, L.P., (c) 138,412 shares held by Delta Fund I (Israel), L.P. and (d) 309,302 shares held by Gmulot Delta Fund, L.P. The shares may be deemed to be beneficially owned by (i) Delta Ventures Ltd., the general partner of each of Poalim Delta Fund L.P., Delta Fund I (Israel), L.P. and Gmulot Delta Fund, L.P., and (ii) Delta Ventures (Cayman) Ltd., the general partner of Delta Fund I, L.P. (or Delta Ventures Ltd., together with Delta Ventures (Cayman) Ltd., or Delta Ventures). Delta Ventures is managed, directly or indirectly, by the following individuals: Ben Harel, Mark Chais and Ofer Timor (Borderfree’s director), none of whom has sole voting or investment power of such shares and each of whom has shared voting and investment power of such shares.

Employment Agreements with Executive Officers.

All of Borderfree’s executive officers are “at will” employees and their employment with Borderfree may be terminated by either Borderfree or the executive officer at any time, with or without cause. In July 2014, Borderfree’s compensation committee authorized Borderfree to negotiate and enter into employment agreements with each of Borderfree’s executive officers, however, these agreements were not entered into at such time. In connection with the Merger, Borderfree entered into employment agreements with each of its executive officers (the “Executive Agreements”) which memorialized the terms previously approved by Borderfree’s compensation committee in July 2014. Pursuant to the Executive Agreements, if any executive officer’s employment with Borderfree terminates due to Borderfree’s termination of the executive officer without “Cause” (as defined in the Executive Agreements) or the executive officer resigns for “Good Reason” (as defined in the Executive Agreements and described in further detail below), such executive officer will be entitled to receive the benefits described below. The below-summarized benefits are subject to the executive officer executing and not revoking a general release of claims in favor of Borderfree. In addition to the benefits summarized below, upon the executive officer’s termination without Cause or his resignation for Good Reason, each executive officer would also be entitled to continued vesting of outstanding unvested equity awards as if the executive officer had remained employed by Borderfree for an additional 12 months (in the case of Messrs. DeSimone and Neumann), or an additional six months (in the case of Messrs. Dhatt, Ganci and Green), following such termination. Finally, upon a “Change of Control” of Borderfree (as defined in the Executive Agreements), each executive officer’s unvested stock options and other stock-based awards will immediately accelerate and become fully exercisable or nonforfeitable.

Michael A. DeSimone and Edwin A. Neumann

•	A cash payment equal to his annual base salary, payable in substantially equal installments over 12 months; and

•	If the executive officer was participating in Borderfree’s group health plan prior to termination and he elects COBRA health continuation, then for the first 12 months of COBRA health continuation, the executive officer’s premium payment will be at the same rate that he would have paid for health insurance had he remained as an active employee.

Brian Singh Dhatt and Michael J. Ganci

•	A cash payment equal to 50% of his annual base salary, payable in substantially equal installments over 6 months; and

•	If the executive officer was participating in Borderfree’s group health plan prior to termination and he elects COBRA health continuation, then for the first six months of COBRA health continuation, the executive officer’s premium payment will be at the same rate that he would have paid for health insurance had he remained as an active employee.

Kris Green

•	A cash payment equal to 50% of his annual base salary, payable in substantially equal installments over 6 months; and

•	The Company will continue to make premium payments to the executive officer’s private health insurance plan for six months.

For purposes of the Executive Agreements, “Good Reason” generally means the occurrence of any of the following events, following a cure period as described in the Executive Agreements: (i) a material diminution in an executive officer’s responsibilities, authority or duties; (ii) a material diminution in an executive officer’s base salary, except for across-the-board salary reductions based on Borderfree’s financial performance similarly affecting all or substantially all senior executive officers of Borderfree; (iii) a material change in the geographic location at which an executive officer provides services to Borderfree; or (iv) the material breach of the Executive Agreement by Borderfree.

During an executive officer’s employment with Borderfree and for twelve months following the termination of employment, regardless of the reason, an executive officer will be prohibited from soliciting or hiring, as applicable, Borderfree’s employees, customers or suppliers or participating in a “competing business” (as defined in the Executive Agreement).

In the event that any severance amounts paid pursuant to the Executive Agreements would constitute a “parachute payment” and would be subject to the excise tax imposed by Section 4999 of the Code, such amounts would either (i) be reduced to the largest payment possible without the imposition of an excise tax under Section 4999 of the Code or (ii) be paid in full to the executive officer, whichever results in the executive officer receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code.

The descriptions above are qualified in their entirety by reference to the Executive Agreements with each of the executive officers, which are filed as Exhibits hereto and incorporated herein by reference.

The following table shows the potential severance payments for each of the executive officers under the Executive Agreements, assuming each executive officer’s employment is terminated by Borderfree without “Cause” immediately after the Merger, and, to the extent applicable, assuming each executive officer receives payment of his or her COBRA for the full severance period for which he or she is eligible. The amounts shown in the following table are based on the compensation and benefits levels in effect on May 11, 2015; therefore, if compensation and benefits levels are changed after such date, actual payments to an executive officer may be different than those provided below. For amounts payable for the potential cash out value of equity awards held by each executive officer see the sections above entitled “—Summary of Share and Equity Award Payments.”

Name	Potential Cash Severance Payments		Potential COBRA Premium Assistance	Total Potential Severance Payments Under Executive Agreements
Michael A. DeSimone	$550,000		$25,941	$575,941
Edwin A. Neumann	$325,000		$24,937	$349,937
Brian Singh Dhatt	$154,500		$8,289	$162,789
Michael J. Ganci	$154,500		$12,971	$167,471
Kris Green	$131,000	(1)	$5,045	$136,045

(1)	Mr. Green’s cash severance and benefits are converted from Canadian dollars to US dollars based on the exchange rate of Canadian dollars to US dollars of 1.30:1 on December 31, 2014.

Employee Matters Following Closing.

The Merger Agreement provides that, for a period beginning upon the Effective Time and continuing through the first anniversary of the Effective Time, Parent will provide each employee of Borderfree or its subsidiaries who continues to be employed by Parent, the Surviving Corporation or any subsidiary of the Surviving Corporation following the Effective Time (“Continuing Employees”) with total compensation and benefits (including base salary or base hourly rate, employee benefits and annual bonus opportunities other than severance benefits, equity-based compensation and retention benefits) that are at least substantially comparable in the aggregate to the compensation and benefits (other than severance benefits, equity-based compensation and retention benefits) provided to such Continuing Employees by Borderfree immediately prior to the Effective Time. Parent has agreed to honor the terms of certain agreements and plans that provide for change in control severance benefits, including the Executive Agreements, following the Effective Time.

Potential for Future Arrangements

To Borderfree’s knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between Borderfree and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Borderfree, on the one hand, and Parent, Purchaser, any of their affiliates or Borderfree, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Borderfree entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to Borderfree’s knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that additional members of Borderfree’s current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

Borderfree’s non-employee directors receive cash and equity compensation under the terms of Borderfree’s Director Compensation Policy. The Director Compensation Policy became effective in connection with Borderfree’s initial public offering in March 2014 and is applicable to all of Borderfree’s non-employee directors.

Pursuant to this policy, upon election to Borderfree’s board, each of Borderfree’s non-employee directors will be granted $182,500 worth of equity awards in the form of stock options and/or restricted stock units, subject to monthly vesting over a three-year period from the vesting start date. In addition, each of these directors who has served as a director for at least six months prior to Borderfree’s annual stockholder meeting will be granted, annually, $85,000 worth of equity awards in the form of stock options and/or restricted stock units, subject to monthly vesting over a one-year period from the vesting start date. The exercise price of any options granted will be greater than or equal to the fair market value of a share of Borderfree’s common stock at the time of grant. Each of these directors will also annually receive $30,000 for general availability and participation in meetings and conference calls of Borderfree’s board of directors, to be paid quarterly. Additionally, the chairperson of Borderfree’s board will annually receive $15,000, the audit committee chairperson will annually receive $15,000, an audit committee member will annually receive $5,000, the compensation committee chairperson will annually receive $10,000, a compensation committee member will annually receive $3,750, the nominating and corporate governance committee chairperson will annually receive $5,000 and a nominating and corporate governance committee member will annually receive $2,500. We have reimbursed and will continue to reimburse all of Borderfree’s non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of Borderfree’s board of directors and committees of Borderfree’s board of directors.

Upon the appointment of Ms. Pritchard to Borderfree’s board of directors in October 2014, she was granted an initial RSU grant representing 15,000 shares of Borderfree’s common stock. Such RSUs will be converted into the right to receive a cash payment as described above in “—Treatment of Borderfree Restricted Stock Units”.

Indemnification; Directors’ and Officers’ Insurance.

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Borderfree has included in its amended and restated certificate of incorporation (the “Charter”), and its amended and restated bylaws (the “Bylaws”), provisions to eliminate the personal liability of its directors and officers for monetary damages to the fullest extent under the DGCL, subject to specified limitations. Borderfree also has entered into indemnity agreements with each of its directors and executive officers.

Borderfree’s and its subsidiaries’ directors and officers are entitled under the Merger Agreement to continued indemnification for their acts and omissions occurring prior to the Effective Time. Parent has agreed that all rights of indemnification currently existing in favor of any present and former directors, officers of Borderfree or any subsidiary of Borderfree, or any employee of Borderfree or any subsidiary of Borderfree as provided in Borderfree’s charter or bylaws and existing indemnification agreements, shall survive the Merger and shall remain in full force and effect, and the Surviving Corporation and its subsidiaries shall honor and fulfill in all respects such rights to indemnification. In addition, Parent and the Surviving Corporation have agreed, to the fullest extent that the Surviving Corporation and its Subsidiaries would have been permitted under applicable law and their respective certificates of incorporation or by-laws or other organizational documents in effect on May 5, 2015, to indemnify, defend and hold harmless each such person in his or her capacity as an officer or director of Borderfree or any of its subsidiaries with respect to all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such person as a director or officer of Borderfree or a subsidiary, to the extent arising out of or pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time.

The Merger Agreement further provides that the Surviving Corporation shall maintain in effect, the officers’ and directors’ liability insurance policies, in effect as of the date of the Merger Agreement (the “D&O

Insurance”), for a period of not less than six years from and after the Effective Time, but only to the extent related to actions or omissions prior to the Effective Time. Borderfree may cause the existing coverage to be extended beyond the Effective Time by obtaining a six-year “tail” prepaid policy on the D&O Insurance to satisfy this insurance obligation at a cost per year covered for such tail policy not to exceed 250% of the current annual premium for Borderfree’s directors’ and officers’ liability insurance policies. Under the terms of the Merger Agreement, such insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an aggregate cost of not greater than 250% of the current annual premium for Borderfree’s directors’ and officers’ liability insurance policies.

Pursuant to the Merger Agreement, the Board has adopted a resolution so that the dispositions of equity securities of Borderfree resulting from the Merger by each officer or director of Borderfree who is subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be an exempt transaction thereunder.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board.

At a meeting held on May 5, 2015, the Board unanimously: (i) determined and declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby are advisable and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the requirements of the DGCL, including without limitation, DGCL Section 251(h), (iii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, (iv) recommended that the Company’s stockholders accept the Offer and tender their Shares into the Offer and (v) approved the Merger Agreement and the tender and support agreements, and the transactions contemplated thereby for the purposes of DGCL Section 203.

Accordingly, and for the reasons described in more detail below, the Board unanimously recommends that Borderfree’s stockholders tender their Shares pursuant to the Offer.

Background of the Offer and Merger

Our board of directors and management periodically review our long-term strategy and objectives in light of developments in the markets in which we operate. Over the past several years, we have considered a range of strategic alternatives with a view to increasing stockholder value, including accessing the public markets through an initial public offering, potential commercial and strategic business partnerships, and other potential strategic transactions, such as mergers and acquisitions and dispositions of assets.

On November 18, 2014, Mr. Craig Reed, Senior Vice President, Global Ecommerce at Pitney Bowes, discussed with our chief executive officer possibilities for a business partnership between Pitney Bowes and Borderfree, pursuant to which Pitney Bowes would provide a full service logistics and/or landed cost service to Borderfree.

On November 20, 2014, our chief executive officer received a telephone call from the vice president of corporate development and strategy of Pitney Bowes. On this call, the Pitney Bowes representative expressed Pitney Bowes’ interest in a potential strategic transaction with Borderfree. Our chief executive officer indicated that our board viewed the Borderfree stock as being undervalued by the market and that Borderfree was not at this time looking to be acquired. The Pitney Bowes representative further articulated Pitney Bowes’ view that there was a strategic fit between the companies and requested that Pitney Bowes be permitted to engage in very limited, high level due diligence that would allow Pitney Bowes to further evaluate a potential strategic transaction. Our chief executive officer indicated that without an indication of value, Borderfree had no interest in providing Pitney Bowes with anything more than an opportunity to perform minimal due diligence. Following this telephone discussion, the Pitney Bowes representative sent our chief executive officer a list of high level due diligence questions.

On December 4, 2014, our chief executive officer requested that Pitney Bowes provide Borderfree a draft of a confidentiality agreement to be entered into between Pitney Bowes and Borderfree.

On December 10, 2014, a representative of Pitney Bowes contacted our chief executive officer to reaffirm Pitney Bowes’ interest in a potential strategic transaction with Borderfree.

On December 10 and 11, 2014, our chief executive officer had conversations with various members of our board of directors, and on December 11, 2014, our chief executive officer informed the board that the directors’ and management’s view was to provide Pitney Bowes with limited information concerning the business but not to engage in further discussions with Pitney Bowes without an indication of value.

On December 16, 2014, Pitney Bowes sent a draft confidentiality agreement to our chief executive officer.

On January 2, 2015, our board of directors held a meeting by telephone to discuss Pitney Bowes’ expression of interest and proposed confidentiality agreement. In attendance at that meeting were representatives of our outside legal counsel, Goodwin Procter LLP (“Goodwin Procter”). On this call, our board reaffirmed its determination that Borderfree should provide Pitney Bowes with limited material, nonpublic information to permit it to determine whether it had serious interest in pursuing a strategic transaction between the parties.

On January 12, 2015, we entered into a confidentiality agreement with Pitney Bowes containing a customary “standstill” provision that would terminate if Borderfree entered into a definitive agreement with a third party to effect a business combination. On the same day, Pitney Bowes provided an initial due diligence request list to representatives of Borderfree.

On February 5, 2015, at a regular meeting of our board of directors at which representatives of Goodwin Procter were present, the board reviewed the company’s operating and financial performance for 2014. The Board also discussed management’s 2015 budget and the principal strategic opportunities for, and risks and challenges currently facing, Borderfree. Among other things, the board discussed its focus on near-term growth opportunities, particularly in Asia, international expansion in the UK, and revenue diversification and growth initiatives through recent acquisitions. The Board also considered certain key challenges facing the company, including currency exchange rate volatility and the current strength of the U.S. dollar, and its impact on sales volume growth, elongated sales and new customer launch cycles, limited engagement directly with consumers, and complications and continued exposure to the merchant decision-making process. The board then discussed the status of Pitney Bowes’ expression of interest in a potential strategic transaction and investigation of our business. The board, with input from representatives from Goodwin Procter, also discussed the fiduciary duties of directors in the context of receiving an unsolicited proposal to acquire Borderfree. In addition, the board discussed the likely need for seeking the assistance of a financial advisor to provide advice to the board with respect to any proposal that might be received from Pitney Bowes. The board authorized management to begin contacting several investment banking firms that could be considered for such an engagement.

On February 10, 2015, we received a written, non-binding proposal from Pitney Bowes to acquire Borderfree for between $10 and $11 per share in cash (the “Initial Proposal”). The Initial Proposal was subject to completion of due diligence, negotiation of a definitive merger agreement, and receipt of all necessary internal approvals by Pitney Bowes. The Initial Proposal also requested an exclusive negotiation period for a 30-day period. Our chief executive officer informed our board of directors of the receipt of the Initial Proposal.

On February 13, 2015, our board of directors held a meeting to discuss the Initial Proposal. Together with representatives from Goodwin Procter, the board discussed the terms of the Initial Proposal. The directors agreed that they should review the proposal in the context of the company’s stand-alone plan and possible interest from other potential buyers. The board also reaffirmed its interest in engaging a financial advisor to assist with this review. At this meeting, Goodwin Procter reviewed the board’s fiduciary duties in the context of evaluating the Initial Proposal. The board then engaged in a general discussion concerning whether and at what point it might be advisable to approach and discuss a potential strategic transaction with third parties other than Pitney Bowes. In particular, the board discussed potential disruptions to our business of a protracted process, the risk of leaks that might arise from making contact with other parties in the industry, and the potential impact on our business of such leaks, including the loss of customers, partners and employees. Based on the benefits and risks discussed, the board concluded that approaching other potential strategic buyers would be prudent and in the best interests of Borderfree stockholders, but only those companies that the board determined to be the most likely interested, and capable acquirors of Borderfree. The board then considered Citi and several other investment banking firms, including their respective qualifications and industry experience. The board authorized management to arrange interviews with Citi and several other investment banking firms. After discussion, the board also authorized management to convey to Pitney Bowes the board’s preliminary assessment that the Initial Proposal did not present an adequate valuation of Borderfree, but that the board would engage a financial advisor to assist it in more thoroughly evaluating the proposal.

On February 13, 2015, members of our management team, including our chief executive officer and vice president of corporate development, conveyed to Pitney Bowes our board’s preliminary reaction to the Initial Proposal. They relayed to Pitney Bowes that Borderfree’s board preliminarily concluded that the Initial Proposal was an inadequate valuation of Borderfree and indicated that our board would be engaging a financial advisor to assist it in more thoroughly evaluating the proposal.

Between February 13, 2015 and April 14, 2015, representatives of Pitney Bowes conducted their initial due diligence investigation of Borderfree.

On February 27, 2015, our board held a meeting at which it interviewed various financial advisors to assist our board in evaluating the Initial Proposal. In attendance at that meeting were representatives of Goodwin Procter. During this meeting, our board asked the various financial advisors, including Citigroup, about potential conflicts of interest with potential bidders and no material conflicts of interest were raised. The board again discussed the merits of the Initial Proposal and reaffirmed its preliminary conclusion that it did not represent an adequate valuation of Borderfree. The board then authorized management to convey this position to Pitney Bowes and to also advise Pitney Bowes that the board was open to a continued dialogue.

In the afternoon of February 27, 2015, members of our management team, including our chief executive officer and vice president of corporate development, again conveyed to Pitney Bowes our board’s position with respect to the Initial Proposal, that our board would be engaging a financial advisor to assist it in more thoroughly evaluating the proposal and that the board was open to a continued dialogue between the parties. The representatives of Pitney Bowes advised our representatives that the Pitney Bowes team would caucus internally and thereafter provide our representatives with a request for specific information that would assist Pitney Bowes in understanding our business and growth prospects.

On or about February 27, 2015, our management discussed two capital market engagements Citi had completed with Pitney Bowes in the first quarter of calendar 2014, and our management determined these transactions did not in any manner compromise Citi’s representation of Borderfree in its strategic process.

On March 1, 2015, our chief executive officer provided our board with an update regarding the review of potential advisors, and based on their experience in the industry and the strength of the team that they had assembled for the potential engagement, Citi was the most appropriate choice as Borderfree’s financial advisor to assist the board in its evaluation of the company’s strategic alternatives, including the Initial Proposal, subject to the satisfactory negotiation of an engagement letter with Citi.

On March 2, 2015, Citi provided an initial draft engagement letter to our management. On March 6, 2015, our management circulated Citi’s draft engagement letter to our board, and thereafter various members of the board provided input to our management with regard to the proposed fee structure and other terms.

On March 6, 2015, members of our management team, including our chief executive officer, our chief financial officer and our vice president of business development met with members of Pitney Bowes’ corporate and Global Ecommerce business unit. At this meeting, our representatives provided Pitney Bowes with an overview of our business and the parties discussed potential synergies that might result from a combination of the two companies.

On March 18, 2015, our board approved executing an engagement letter with Citi effective as of March 4, 2015.

On March 20, 2015, representatives from Citi and members of our management team, including our chief executive officer, met with representatives of Pitney Bowes, including representatives from Parent’s financial advisor, Lazard Frères & Co. LLC (“Lazard”). At this meeting, our representatives provided Pitney Bowes with an overview of our business, technology platform, logistics network and key financial metrics and organizational structure. The representatives also discussed potential synergies that might result from a combination of the businesses.

On March 23, 2015, our chief executive officer had dinner with the chief executive officer and chief operating officer of Pitney Bowes. Their conversation over dinner was general in nature and included a discussion of the cultural fit between the two companies as well as Pitney Bowes’ strategic rationale for pursuing the transaction. Neither our representatives nor the Pitney Bowes’ representatives made any proposals during this dinner or otherwise discussed the specific terms of a potential strategic transaction.

On March 26, 2015, our board of directors held a telephonic meeting to further discuss Borderfree’s strategic alternatives and the Initial Proposal. In attendance at that meeting were representatives of Citi and Goodwin Procter. At this meeting, the Citi representatives reviewed Borderfree’s standalone plan and financial performance, including our then current internal summary management forecast for 2015-2017. In connection with their review of the standalone plan, the directors discussed the business and financial prospects of our company and the perceived risks associated with continuing the company’s operations on a standalone basis, including the growth and scale required to compete and accomplish our strategic objectives. The board also discussed the performance of our stock since our initial public offering and risks to our business, including risks resulting from currency exchange rate volatility and the strength of the U.S. dollar.

The board then discussed how to best convey to Pitney Bowes potential strategic and synergy opportunities in the business in an effort to cause Pitney Bowes to increase its offer price. In connection with a discussion regarding the board’s negotiation strategy, the board reviewed five incremental upside opportunities that would be identified to Pitney Bowes as areas in which our management believed there could be opportunities to generate revenues and adjusted EBITDA above that which was set forth in the 2015-2017 management forecast. The board understood these upside opportunities to be speculative in nature and to be used solely to advocate for an increased offer price from Pitney Bowes (see “Projected Financial Information—Other Information”). The board also engaged in a discussion concerning whether and at what point it might be advisable to approach and discuss a potential strategic transaction with select third parties other than Pitney Bowes. In particular, the board discussed potential disruptions to our business of a protracted process, the risk of leaks that might arise from making contact with other parties in the industry, and the potential impact on our business of such leaks, including the loss of customers, partners and employees. The board also discussed the risk that Pitney Bowes might withdraw its proposal if Borderfree engaged in such a process. Based on the benefits and risks discussed, the board concluded that approaching other potential strategic buyers would be prudent and in the best interests of Borderfree stockholders, but only those companies that the board determined to be the most likely interested and capable potential acquirors of Borderfree.

In determining potential other likely strategic buyers, the board reviewed a list of sixteen publicly-traded companies prepared by Citi with input from management, including technology, logistics and other companies, and considered a variety of factors, including: each company’s potential interest in entering into a strategic transaction with Borderfree given such company’s industry position and perceived strategic priorities; such company’s financial strength and resources to pursue a strategic transaction in a timely manner; and such company’s experience in efficiently evaluating, pursuing and consummating the acquisition of a public company of the size and nature of Borderfree. The list included three companies (Company A, Company B and Company C) who were identified as likely having the greatest interest in Borderfree due to their business objectives, the potential synergy opportunities, and their potential ability to quickly evaluate and complete a transaction. The board also authorized Citi as part of its ongoing, strategic dialogue with other parties to determine if there was inbound interest in Borderfree without actively indicating Borderfree was for sale. The list included other parties with whom Borderfree has had regular contact within the industries in which Borderfree operates but with respect to which the board believed did not likely satisfy the criteria discussed by the board as parties most likely to be interested in and capable of acquiring Borderfree. The board also reviewed certain other companies in the logistics and other industries, but concluded that none of these companies satisfied the board’s criteria. Based on the discussion at the meeting, the board authorized Citi and our senior management team to continue discussions with Pitney Bowes regarding a potential strategic transaction, seeking to have Pitney Bowes increase its proposed price of $10 to $11 per share that was set forth in the Initial Proposal. The board also authorized Citi to approach Company A, Company B and Company C to determine whether they had any interest in discussing a potential strategic transaction with Borderfree.

During the weeks of March 30 and April 6, Citi contacted representatives of Company A, Company B and Company C as directed by our board at its March 26, 2015 meeting to discuss whether they would have any interest in a strategic transaction with Borderfree, noting that Borderfree had received an unsolicited proposal from a third party.

On April 1, 2015, representatives of Citi hosted a call with members of Pitney Bowes’ corporate development team. Pitney Bowes’ financial advisors also participated in the call. The presentation included the trading performance of our stock, risks to our business resulting from currency exchange rate volatility, strategic opportunities potentially realizable by Borderfree in the future and synergy opportunities that might be available in the proposed combination with Pitney Bowes, as well as a review of other key financial highlights. During this meeting, Citi provided certain confidential, non-public information to Pitney Bowes, including the then current internal management forecast for 2015-2017 and the incremental upside opportunities discussed by our board at its March 26, 2015 meeting. Following the meeting, Citi updated our chief executive officer and other members of Borderfree’s management regarding the outcome of the meeting. Thereafter, a representative of Pitney Bowes contacted members of our management team to discuss additional meetings that Pitney Bowes wished to schedule and information that Pitney Bowes was requesting in order to further evaluate a potential strategic transaction with Borderfree.

On April 8, 2015, representatives of Citigroup discussed with Pitney Bowes’ financial advisor the preliminary operating results for Borderfree’s 2015 first quarter performance, which were consistent with the actual results later disclosed by Borderfree for the first quarter. Citigroup also provided Pitney Bowes’ financial advisor with updated 2015-2017 management forecast that reflected these preliminary operating results, which did not materially differ from the forecast provided to Pitney Bowes on April 1, 2015.

On April 10, 2015, representatives of Citi spoke with representatives of Pitney Bowes’ financial advisors. The representatives discussed next steps and when we might expect to receive feedback regarding the April 1, 2015 meeting from Pitney Bowes.

Also, on April 10, 2015, Company C indicated to representatives of Citi that they had already considered a strategic transaction involving Borderfree and decided at that time that such a transaction was not of interest to them for a number of reasons (including differences in the business model). Company C representatives noted that that sentiment had not changed.

On April 12, 2015, Company B indicated to representatives of Citi that, after internal discussion and given their strategic priorities, Company B was not interested in pursuing discussions regarding a strategic transaction with Borderfree.

On April 14, 2015, Company A indicated to representatives of Citi that, although an acquisition of Borderfree was consistent with Company A’s strategic priorities, Company A was not interested in pursuing discussions regarding a strategic transaction with Borderfree at this time.

On April 14, 2015, we received a written, non-binding proposal from Pitney Bowes to acquire Borderfree for $12 per share in cash (the “April 14 Proposal”). The April 14 Proposal was otherwise substantially identical to the Initial Proposal, except that it provided for a 14 day exclusive negotiation period. On the same day, on behalf of Pitney Bowes, representatives of Lazard spoke with representatives of Citigroup and discussed Pitney

Bowes’ perspectives on valuation of Borderfree in support of its April 14 Proposal. Our chief executive officer informed our board of directors of the receipt of the April 14 Proposal and indicated that he would convene a board meeting to review the April 14 Proposal.

On April 16, 2015, our board of directors held a telephonic meeting to discuss the April 14 Proposal and the status of Citi’s outreach to the three companies identified by the board at its March 26, 2015 meeting. In attendance at that meeting were representatives of Citi and Goodwin Procter. At this meeting, the Citi representatives provided the board with an update of the process since the board’s March 26, 2015 meeting. The representatives of Citi reported the receipt and terms of the April 14 Proposal by Pitney Bowes. Citi also informed the board of the decisions by Company A, Company B and Company C not to pursue a potential strategic transaction with Borderfree and the reasons for such decisions as articulated to Citi by each of these companies. Citi also informed the board they had received no other inbound interest as part of its ongoing strategic dialogue with other potential parties. To assist the board in evaluating the April 14 Proposal and a potential proposal back to Pitney Bowes on price, the representatives of Citi provided a review of management and analyst forecasts for 2015-2017 and preliminary perspectives on Borderfree’s valuation. Citi also reviewed with the board its perspectives on how Pitney Bowes was likely evaluating Borderfree from a financial point of view, and the board considered how much credit Borderfree might be given for potential revenue and cost synergies that could be expected to result from combining the two companies. The board then considered the April 14 Proposal in light of the management standalone plan and risks and opportunities facing the business. Following this discussion, our board concluded that the April 14 Proposal continued to undervalue Borderfree and rejected the proposal. The board authorized Citi to convey this conclusion to Pitney Bowes, together with high level summary written terms customary for a transaction of this size and type, but to also indicate that Borderfree remained open to having an ongoing dialogue. In an effort to move Pitney Bowes’ offer significantly higher than its current $12 per share price, our board further authorized Citi to make a counterproposal of $16 per share in cash.

On April 19, 2015, representatives of Citi telephoned Pitney Bowes’ financial advisor and informed them that our board had authorized Citi to convey to Pitney Bowes a counterproposal of $16 per share in cash for Borderfree. Citi also provided the Pitney Bowes financial advisor representatives with additional written terms for a strategic transaction between the parties, including terms providing for the following: (i) a customary two-step, all-cash transaction governed by Section 251(h) of the Delaware General Corporation Law; (ii) if on any scheduled expiration date any of the Offer conditions were not satisfied, Pitney Bowes would be required to extend the Offer until such conditions were either satisfied or waived, provided that Pitney Bowes would not be required to extend the Offer beyond a specified end date; (iii) the Offer would contain customary closing conditions, including that, generally, at least a majority of the outstanding shares of Borderfree common stock have been validly tendered and not withdrawn in the Offer and required regulatory approvals have been obtained; (iv) the treatment of outstanding Borderfree equity awards consistent with our equity award plans; (v) a customary definition of “material adverse effect” as used to qualify certain representations and warranties of Borderfree contained in the merger agreement; (vi) customary operating covenants between signing and closing; (vii) the parties would use their reasonable best efforts to obtain all necessary regulatory approvals; (viii) customary provisions for the provision of continued benefits to Borderfree employees; (ix) customary “deal protection” provisions that would permit Borderfree to engage in discussions and negotiations with a third party that makes an unsolicited proposal to acquire Borderfree, together with an ability of our board under certain circumstances to withdraw its recommendation of the Pitney Bowes transaction to accept a superior transaction, subject to customary “matching” rights for Pitney Bowes; and (x) a termination fee equal to 2% of the equity value of the transaction, payable by Borderfree to Pitney Bowes under certain customary circumstances, including if Pitney Bowes terminates the merger agreement as a result of our board withdrawing its recommendation of the Pitney Bowes transaction.

On April 20, 2015, representatives of Citigroup updated Pitney Bowes’ financial advisor with respect to Borderfree’s operating results for Borderfree’s 2015 first quarter performance. This update was consistent with the preliminary operating results provided to Pitney Bowes’ financial advisor on April 8, 2015 and the actual results later disclosed by Borderfree for the first quarter.

On April 21, 2015, representatives of Lazard spoke with representatives of Citi by telephone. On this call, on behalf of Pitney Bowes, Lazard’s representatives indicated that Pitney Bowes was willing to increase its offer price to $12.75. The representatives of Citi communicated to the representatives of Lazard its belief that the increased share price would not be acceptable to Borderfree’s board. Later on the same day, on behalf of Pitney Bowes, the representatives of Lazard conveyed to the representatives of Citi that Pitney Bowes was willing to increase its offer price to $13.00.

On April 22, 2015, our board held a telephonic meeting to discuss the status of discussions with Pitney Bowes and to receive preliminary operating results for Borderfree’s 2015 first quarter performance. In attendance at that meeting were representatives of Goodwin Procter. Our chief executive officer reviewed the latest conversations with Pitney Bowes. Following a review of our preliminary first quarter operating results, the board considered Pitney Bowes’ increased offer of $13 per share in cash in light of the management standalone plan and risks and opportunities facing the business. Following this discussion, our board concluded that Pitney Bowes’ revised offer price continued to undervalue Borderfree and rejected the proposal. The board authorized management to direct Citi to convey this conclusion to Pitney Bowes but to also indicate that Borderfree remained open to having an ongoing dialogue. Our board further authorized Citi to make a counterproposal of $15 per share in cash. Later that day, Citi conveyed to Pitney Bowes that Borderfree rejected the increased offer of $13 per share but remained open to having an ongoing dialogue and made a counterproposal of $15 per share in cash.

On April 24, 2015, representatives of Pitney Bowes’ financial advisor and representatives of Citi spoke by telephone. On this call, on behalf of Pitney Bowes, the representatives of Pitney Bowes indicated that Pitney Bowes was willing to increase its offer price to $14, that this offer was its best and final and that Pitney Bowes was in a position to complete confirmatory due diligence within approximately one week. The representatives of Pitney Bowes’ financial advisor also advised Citi that although Pitney Bowes would not respond to Borderfree’s additional written terms, Pitney Bowes anticipated that all of the terms outlined by Citi could be negotiated in a manner that would be satisfactory to each of the parties. The representatives of Pitney Bowes’ financial advisor indicated, however, that Pitney Bowes would require a higher termination fee, to be discussed by the parties if discussions continued. In this conversation, the Citi representatives inquired as to whether Pitney Bowes would seek to enter into any particular employment arrangements with key personnel of Borderfree, to which, on behalf of Pitney Bowes, the representatives of Pitney Bowes’ financial advisor responded that Pitney Bowes did not anticipate requiring any such arrangements as a condition to execution of a definitive transaction agreement.

On April 25, 2015, our board held a telephonic meeting to discuss the status of discussions with Pitney Bowes. In attendance at that meeting were representatives of Citi and Goodwin Procter. Citi reviewed the latest conversations with Pitney Bowes and certain relevant financial metrics relating to Pitney Bowes’ revised offer price of $14 per share in cash. The board considered Pitney Bowes’ increased offer of $14 per share in cash in light of the management standalone plan and risks and opportunities facing the business. Following this discussion, our board determined that it would reconvene on Monday, April 27, 2015 to continue its deliberations.

Over the course of the weekend of April 25, 2015 and April 26, 2015, our chief executive officer had conversations with several of our directors to discuss the status of the Pitney Bowes discussions and Pitney Bowes’ revised offer price of $14 per share in cash.

On April 27, 2015, our board of directors held a telephonic meeting to discuss the status of discussions with Pitney Bowes. In attendance at that meeting were representatives of Citi and Goodwin Procter. The board again considered Pitney Bowes’ increased offer of $14 per share in cash in light of the management standalone plan and risks and opportunities facing the business. Goodwin Procter reviewed the anticipated next steps should the board determine to proceed with negotiating a definitive merger agreement and related agreements with Pitney Bowes. Goodwin Procter then reviewed various fiduciary duty considerations relevant to the board’s process. Following this discussion, our board directed our chief executive officer to make a counter-proposal of $14.25 per share in cash, but to nonetheless move forward exclusively with Pitney Bowes at an offer price of $14 per share in cash in the event that Pitney Bowes was unwilling to improve its offer price.

On April 27, 2015, our chief executive officer had a telephonic discussion with the chief executive officer of Pitney Bowes and made a counter proposal of $14.25 per share in cash. Pitney Bowes’ chief executive officer informed our chief executive officer that $14 per share in cash was Pitney Bowes’ highest and best price and that Pitney Bowes was prepared to move expeditiously to negotiate and sign a definitive agreement to effect the transaction.

On April 28, 2015, our board of directors held a telephonic meeting to discuss the status of discussions with Pitney Bowes. In attendance at that meeting were representatives of Citi and Goodwin Procter. At this meeting, our chief executive officer updated the board with respect to his meeting with Pitney Bowes’ chief executive officer and Pitney Bowes’ position that $14 per share in cash was its highest and best price. The board reaffirmed moving forward with Pitney Bowes at the $14 per share offer price and discussed next steps, including the entry into a customary exclusivity agreement that would expire on or about the close of markets on May 5, 2015 (the date on which Borderfree would announce earnings), the expectation that Pitney Bowes would require tender and support agreements from the executive officers, directors and Borderfree’s significant stockholders, the expected timing of regulatory approval of the transaction, and certain other anticipated provisions of the merger agreement.

On April 29, 2015, Borderfree and Pitney Bowes executed a customary exclusivity agreement pursuant to which the parties agreed to negotiate exclusively, provided that either party was permitted to terminate the agreement with one business day’s prior notice at any time after 4:00 p.m. on May 5, 2015. On the same day, Goodwin Procter provided an initial draft of a merger agreement to Cravath, Swaine & Moore LLP (“Cravath”) Pitney Bowes’ outside legal counsel. The draft merger agreement was generally consistent with the terms provided by Citi to Pitney Bowes’ financial advisors on April 19, 2015. Later the same day, representatives of Citi informed representatives of Lazard that Borderfree would proceed with a transaction with Pitney Bowes at $14 per share.

On April 30, 2015, we provided Pitney Bowes with access to an electronic data room for the purpose of permitting Pitney Bowes to conduct confirmatory due diligence on our business and operations. On the same day, Cravath provided Goodwin Procter with comments on the draft merger agreement, as well as a draft tender and support agreement to be entered into between Pitney Bowes and executive officers and directors of Borderfree who hold Borderfree shares and certain other significant stockholders of Borderfree.

During the period between April 29, 2015 and May 5, 2015, Pitney Bowes and Borderfree held a series of in-person and telephonic due diligence sessions and representatives of Pitney Bowes completed their due diligence investigation of Borderfree.

On May 2, 2015, our board held a telephonic meeting to discuss the status of negotiations with Pitney Bowes. At this meeting, our board received an update from Citi and Goodwin Procter regarding the status of negotiations of the merger agreement and tender and support agreements. In particular, Goodwin Procter reviewed the key provisions of the merger agreement, including structure and timing considerations, offer conditions, required regulatory approvals, non-solicitation provisions that would permit Borderfree to negotiate and accept an unsolicited superior proposal, subject to compliance with the merger agreement and Pitney Bowes’ matching rights, termination provisions, the termination fee (which Pitney Bowes had countered at 4% of the equity value of the transaction), and circumstances under which the termination fee would be payable. The Board asked questions and discussed the merger agreement provisions and related documentation. Our chief executive officer then updated the board on the status of Pitney Bowes’ confirmatory due diligence.

On May 1, Goodwin Procter provided Cravath with a form of Executive Agreement which memorialized the terms previously approved by Borderfree’s compensation committee in July 2014. These agreements were executed on May 5. From May 2 to May 5, Cravath and Goodwin Procter exchanged drafts of the Merger Agreement and the Tender and Support agreements. On May 4, 2015, our board of directors held a telephonic meeting to discuss the status of discussions with Pitney Bowes and received an update from Citi and Goodwin Procter regarding the status of negotiations of the merger agreement and tender and support agreements with stockholders holding Shares representing more than 50% of the outstanding Shares.

Throughout the day on May 4 and May 5, 2015, Citi, Goodwin Procter, Cravath and Lazard had various telephonic meetings to negotiate the unresolved issues in the merger agreement and tender and support agreements, as well as to finalize Pitney Bowes’ confirmatory due diligence.

On May 5, 2015, our board of directors held a telephonic meeting discuss the final terms of the transaction and the proposed definitive merger agreement and related documents. In attendance at that meeting were representatives of Citi and Goodwin Procter. During the meeting, Citi presented its financial analysis of the $14 per share price offered by Pitney Bowes (the “Offer Price”), including a review of management and analyst forecasts for 2015-2017 (with management’s forecast updated to account for small adjustments resulting from 2015 first quarter results of operations), a review of a longer term management forecast for 2018-2026 (the management forecast for 2015-2026 is referred to as the “Projections”—(see “—Projected Financial Information” below for further detail regarding the Projections)), a review of historical trading prices of Borderfree’s stock and related premium analysis, and public trading comparables, precedent transaction and discounted cash flow analyses. Citi also noted two capital market engagements it had completed with Pitney Bowes in the first quarter of calendar 2014, with respect to which the board determined did not in any manner compromise Citi’s representation of Borderfree in its strategic process. Goodwin Procter reviewed the proposed final terms of the merger agreement and tender and support agreements, including a termination fee equal to $17 million, or approximately 3.48% of the equity value of the transaction. Our board then engaged in a discussion of the analyses provided by Citi and the proposed final transaction agreement terms reviewed by Goodwin Procter. Citi then delivered to the board its oral opinion, which was confirmed by delivery of a written opinion dated May 5, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion, the per share consideration to be paid in the Offer and the Merger to the holders of the Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. After further discussion, the board unanimously determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, were advisable and in the best interests of Borderfree and its stockholders, approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the DGCL, including Section 251(h), approved and declared advisable the Merger Agreement and the transactions contemplated thereby, resolved to recommend that the stockholders of Borderfree accept the Offer and tender their Shares into the Offer, and took any actions necessary to render Section 203 of the DGCL inapplicable to the transactions contemplated by the Merger Agreement and the tender and support agreements.

Later the same day, the Merger Agreement was executed by the parties, Pitney Bowes issued a press release announcing the execution of the Merger Agreement, and Borderfree issued a press release announcing its 2015 first quarter results of operations and the execution of the Merger Agreement. A copy of the press release has been filed as Exhibit (a)(6) and is incorporated herein by reference.

Reasons for the Board’s Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, our board consulted with Borderfree’s management, as well as Citi and Goodwin Procter. In the course of reaching its determination to approve the terms of the Offer and the Merger and its recommendation that holders of Shares accept the Offer and tender their Shares in the Offer, the board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the board believed supported its unanimous determination and recommendation:

•	Offer Price. Our board considered:

•	the fact that the Offer Price represents a 116% premium to the trading price at which the Shares closed on May 4, 2015, the last trading day before public announcement of the execution by Borderfree and Pitney Bowes of the Merger Agreement;

•	the fact that the Offer Price represents a premium of 112% over the volume-weighted average trading prices for the Shares for the thirty-day period ending on May 4, 2015;

•	the fact that the Offer Price represents a 83% premium to the highest closing price in the six months ending on May 4, 2015;

•	the board’s belief that it had obtained Pitney Bowes’ best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

•	Borderfree’s Operating and Financial Condition; Prospects of Borderfree. Our board considered the current and historical financial condition, results of operations, business and prospects of Borderfree, as well as Borderfree’s financial plan and prospects and risks if Borderfree were to remain an independent company and the potential impact of those factors on the trading price of the Shares (which is not feasible to quantify numerically). In this regard, the board discussed the opportunities and risks associated with executing and achieving Borderfree’s short- and long-term business and financial plans, including among other things, Borderfree’s near-term growth opportunities, particularly in Asia, international expansion in the UK, and revenue diversification and growth initiatives through recent acquisitions, and certain key challenges facing the company, including currency exchange rate volatility and the current strength of the U.S. dollar, and its impact on sales volume growth, elongated sales and new customer launch cycles, limited engagement directly with consumers, and complications and continued exposure to the merchant decision-making process.

•	Strategic Process. Our board considered its belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company and that the Offer Price obtained was the highest that was reasonably attainable. This belief was supported in part by the results of the board’s strategic process through which it solicited other potential buyers for Borderfree. The board also considered the low probability that other companies who were not actively solicited by Borderfree would have the ability or interest to make a proposal to acquire Borderfree at a higher price.

•	Cash Consideration; Certainty of Value. Our board considered the fact that the Offer Price will be paid in cash, providing certainty, immediate value and liquidity to holders of Shares.

•	Negotiations with Pitney Bowes. Our board considered the course of arms’-length negotiations between Borderfree and Pitney Bowes, resulting in a significant increase in the price per Share initially offered by Pitney Bowes, as well as a number of terms and conditions of the Merger Agreement that are favorable to Borderfree. The board believed based on these negotiations that the Offer Price was the highest price per Share that Pitney Bowes was willing to pay and that the Merger Agreement contained the most favorable terms to Borderfree to which Pitney Bowes was willing to agree.

•	No Financing Condition. Our board considered the representation of Pitney Bowes and Purchaser that they would have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

•	Opinion of Borderfree’s Financial Advisor. Our board considered the opinion of Citi delivered to the board on May 5, 2015, which was confirmed by delivery of a written opinion dated May 5, 2015, to the effect that, as of such date and based upon and subject to the various assumptions and limitations set forth in such opinion, the per share consideration to be paid in the Offer and the Merger to the holders of the Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “—Opinion of Borderfree’s Financial Advisor”. The full text of Citi’s written opinion, dated as of May 5, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Citi is attached hereto as Annex A to this Schedule 14D-9. Borderfree urges you to carefully read the Citi opinion in its entirety. Citi’s opinion was provided to our board in connection with its consideration of the Offer and the Merger and was not intended to be and does not constitute a recommendation to any holder of Shares as to whether such holder should tender its Shares in the Offer.

•

The Merger Agreement. Our board considered the provisions of the Merger Agreement, including the agreed exclusions of certain events and conditions from the definition of “material adverse effect”, the ability of

Borderfree under certain circumstances to entertain unsolicited proposals for an acquisition that would reasonably be expected to lead to an offer that is superior to the Offer and the Merger, the ability of the board in certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a superior offer, and Borderfree’s right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, the termination rights of the parties and the $17,000,000 termination fee (equal to approximately 3.48% of the transaction equity value) payable by Borderfree under certain circumstances, which the board believed was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the board entered into a definitive agreement for a superior offer.

•	Conditions to the Consummation of the Merger; Likelihood of Closing the Second Step Merger. Our board considered the strong likelihood of the consummation of the second step merger contemplated by the Merger Agreement after the acceptance for payment of the Shares tendered pursuant to the Offer by reason of the very few conditions to consummation of the Merger at that point in the overall transaction and the fact that the parties specifically elected to have the Merger Agreement governed by Section 251(h) of the DGCL.

•	Timing of Completion. Our board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow holders of Shares to receive the Offer Price in a relatively short time frame, followed by the Merger in which holders of Shares (other than Shares held in Borderfree’s treasury and Shares accepted by Purchaser in the Offer) will receive the same consideration as received by those holders of Shares who tender their Shares in the Offer. The board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which Borderfree’s business would be subject to the potential uncertainty of closing and related disruption.

•	Extension of Offer Period. Our board considered that the Purchaser must extend the Offer for one or more periods until November 5, 2015, if at any scheduled Expiration Date any condition to the Offer has not been satisfied or waived (other than the minimum condition set forth in the Merger Agreement, which may not be waived by Purchaser).

•	Appraisal Rights. Our board considered the availability of statutory appraisal rights to Borderfree’s stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL.

•	Tender and Support Agreements. Our board considered that stockholders holding more than a majority of Borderfree’s outstanding common stock would commit to tender their Shares in the Offer and support the transactions contemplated by the Merger Agreement and that each of these Tender and Support agreements would terminate if the Merger Agreement was terminated in accordance with its terms, including termination by the Borderfree board to accept a superior proposal.

In the course of its deliberations, our board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by management of Borderfree and the board, which included:

•	the fact that Borderfree stockholders will not be entitled to participate in any potential future benefit from Borderfree’s execution of its business and financial plan;

•	the potential limitations on Borderfree’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby Borderfree agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Pitney Bowes;

•	the Merger Agreement precludes Borderfree from actively soliciting alternative transaction proposals;

•

the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated,

Borderfree’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, Borderfree will have incurred significant transaction costs and Borderfree’s relationships with its customers, key partners, employees and other third-parties may be adversely affected;

•	the effect of the public announcement of the Merger Agreement, including effects on Borderfree’s revenues, customers, operating results and share price and Borderfree’s ability to attract and retain key management and personnel;

•	the amount of time it could take to complete the Offer and the Merger, including the risk that Pitney Bowes and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

•	the likelihood of litigation; and

•	the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

The foregoing discussion of the information and factors considered by our board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Intent to Tender.

To Borderfree’s knowledge, after making reasonable inquiry, all of Borderfree’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of Borderfree’s Financial Advisor.

Pursuant to an engagement letter, dated as of March 4, 2015, Borderfree retained Citi as a financial advisor in connection with the Offer and the Merger. In connection with this engagement, Borderfree requested that Citi evaluate the fairness, from a financial point of view, of the $14.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Borderfree common stock. On May 5, 2015, at a meeting of the Board of Directors held to evaluate the Offer and the Merger, Citi delivered to the Board of Directors an oral opinion, confirmed by delivery of a written opinion, dated May 5, 2015, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the $14.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Borderfree common stock (other than Pitney Bowes, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, dated May 5, 2015, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex II and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Board of

Directors (in its capacity as such) in connection with its evaluation of the per share cash consideration from a financial point of view and did not address any other aspects or implications of the Offer or the Merger. Citi was not requested to consider, and its opinion did not address, the underlying business decision of Borderfree to effect the Offer or the Merger, the relative merits of the Offer or the Merger as compared to any alternative business strategies or opportunities that might exist for Borderfree or the effect of any other transaction in which Borderfree might engage. Citi’s opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender shares of Borderfree common stock in the Offer or how any stockholder should act on any matters relating to the Offer, the Merger or otherwise.

In arriving at its opinion, Citi:

•	reviewed an execution version, provided to Citi on May 5, 2015, of the Merger Agreement;

•	reviewed certain publicly available business and financial information relating to Borderfree that Citi believed to be relevant to its inquiry;

•	reviewed Borderfree’s Projections (as defined in “Background of the Offer and Merger” above and discussed in detail in “Projected Financial Information” below), and other information and data relating to Borderfree provided to or discussed with Citi by Borderfree’s management;

•	held discussions with certain of Borderfree’s senior officers, directors and other representatives and advisors concerning the business, operations and prospects of Borderfree;

•	reviewed the financial terms of the Offer and the Merger as set forth in the Merger Agreement in relation to, among other things, current and historical market prices and trading volumes of Borderfree common stock; Borderfree’s historical and projected earnings (both with respect to the Projections and analyst estimates) and other operating data; and Borderfree’s capitalization and financial condition;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of Borderfree;

•	analyzed, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the Offer and the Merger; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of Borderfree’s management that it was not aware of any relevant information that was omitted or that remained undisclosed to Citi. At the direction of Borderfree’s management and Board of Directors, Citi relied only on the Projections for purposes of Citi’s financial analyses and opinion and Citi was directed by Borderfree’s management and Board of Directors not to use any other forecasts, estimates or projections prepared by Borderfree’s management for such purposes. Citi was advised by Borderfree’s management, and Citi assumed, with Borderfree’s consent, that the Projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of Borderfree’s management as to the future financial performance of Borderfree.

Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Borderfree and Citi did not make any physical inspection of the properties or assets of Borderfree. Citi assumed, with Borderfree’s consent, that the Offer and the Merger would be consummated in accordance with their terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Borderfree or the Offer and the Merger. Representatives of Borderfree advised Citi, and Citi also assumed, that the final terms of the Merger Agreement would not vary materially from those set forth in the execution version Citi reviewed.

Citi’s opinion did not address any terms (other than the per share cash consideration to the extent expressly specified in its opinion) or other aspects or implications of the Offer and the Merger, including, without limitation, the form or structure of the Offer and the Merger or any voting or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Offer and the Merger or otherwise. In connection with Citi’s engagement and at the direction of Board of Directors of Borderfree, Citi was requested to approach, and Citi held discussions with, selected third parties to solicit indications of interest in the possible acquisition of Borderfree. Citi expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the per share cash consideration or otherwise. In addition, Citi did not express any opinion as to the prices at which Borderfree common stock would trade at any time. Citi’s opinion was necessarily based on information available to Citi, and financial, stock market and other conditions and circumstances existing and disclosed to Citi, as of the date of its opinion. It was noted that the currency, credit, financial and stock markets have been experiencing unusual volatility and Citi expressed no opinion or view as to any potential effects of such volatility on Borderfree or the Offer and the Merger. The issuance of Citi’s opinion was authorized by the Citi Fairness Opinion Committee.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. This summary of the analyses is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citi believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create an incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Borderfree. No company, business or transaction reviewed is identical to Borderfree or the Offer and the Merger. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, business segments or transactions reviewed. For purposes of the analyses described below, implied multiples for selected companies and selected transactions that were considered not meaningful or were not publicly available were not included in overall low to high multiples ranges.

The estimates contained in Citi’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between Borderfree and Pitney Bowes and the decision to enter into the Merger Agreement was solely that of the Board of Directors. Citi’s opinion was only one of many factors considered by the Board of Directors in its evaluation of the Offer and the Merger.

The following is a summary of the material financial analyses presented to the Board of Directors in connection with Citi’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citi’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citi’s financial analyses.

Selected Companies Analysis. Citi reviewed certain financial and stock market information of Borderfree and the following seven selected publicly traded companies (the “selected companies”), which, in the exercise of its professional judgment, Citi deemed to be relevant to its analysis:

Large Cap eCommerce

•	Alibaba Group Holding Ltd.

•	Amazon.com, Inc.

•	eBay, Inc.

Vertical eCommerce

•	Wayfair, Inc.

•	Zulily, Inc.

•	Coupons.com, Inc.

eCommerce Enabler

•	ChannelAdvisor Corp.

These companies were selected, among other reasons, because their equity is publicly traded in the United States and they operate as eCommerce companies, or provide services to eCommerce companies. Citi reviewed, among other information, enterprise values of the selected companies, calculated as equity values based on closing stock prices of the selected companies on May 4, 2015, plus debt, less cash and other adjustments, as a multiple of calendar year 2016 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. The overall low to high calendar year 2016 estimated EBITDA multiples referenced in such analysis for the (i) selected large cap eCommerce companies were 10.2x to 18.9x, and the median was 17.2x, (ii) selected vertical eCommerce companies were 11.9x to 12.8x, and the median was 12.4x, and (iii) selected eCommerce enabler company was not meaningful. Based on its professional judgment and taking into consideration the implied Borderfree growth adjusted multiple based on select comparables and Borderfree’s calendar year 2016 estimated EBITDA multiple based on consensus estimates, Citi applied a range of selected multiples of calendar year 2016 estimated EBITDA (low of 11.8x to high of 14.1x) to Borderfree’s calendar year 2016 estimated EBITDA. This analysis was performed based on the Projections, as described in the section entitled “Prospective Financial Information”. Financial data of the selected companies and Borderfree were based on publicly available research analysts’ estimates, public filings and other publicly available information and for Borderfree were also based on the Projections. This analysis indicated the following approximate implied per share equity value reference range for Borderfree, as compared to the per share cash consideration to be received in the Offer and the Merger:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$8.13 - $9.14	$14.00

Selected Transactions Analysis. Citi reviewed, to the extent publicly available, financial information for the following six selected transactions completed between March 15, 2011 and February 9, 2015:

Completion Date	Acquiror	Target
Logistics
• 2/09/15	• XPO Logistics, Inc.	• UX Specialized Logistics
• 3/31/14	• XPO Logistics, Inc.	• Pacer International, Inc.
• 12/16/14	• FedEx Corp.	• Bongo International
• 10/07/14	• United Parcel Service, Inc.	• i-parcel, LLC

eCommerce
• 6/20/11	• eBay Inc.	• GSI Commerce, Inc.
• 3/15/11	• GSI Commerce, Inc.	• Fanatics, Inc.

The transactions were generally selected because, as is the case with the Offer and the Merger, they involved companies engaged in eCommerce or logistics. Citi reviewed enterprise values of the selected transactions, calculated as the purchase prices paid for the target companies’ equity plus debt, less cash and cash equivalents, as multiples, to the extent publicly available, of last twelve months revenue, referred to as LTM Revenue. The overall low to high LTM Revenue multiples referenced in such analysis for the available selected eCommerce transactions were 1.3x to 1.7x. The overall low to high LTM Revenue multiples referenced in such analysis for the available selected logistics transactions were 0.3x to 0.5x. Based on its professional judgment and taking into consideration the observed multiples for the selected companies, Citi applied ranges of LTM Revenue multiples of the eCommerce transactions of 1.3x to 1.7x to the LTM Revenue of Borderfree. Financial data of the selected transactions were based on publicly available information. Financial data of Borderfree were based on Borderfree’s public filings and the Projections. This analysis indicated the following approximate implied per share equity value reference range for Borderfree, as compared to the per share cash consideration to be received in the Offer and the Merger:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$7.48 - $8.87	$14.00

Discounted Cash Flow Analysis. Citi performed a discounted cash flow analysis of Borderfree based on the Projections for fiscal years 2015 through 2026 (see “Projected Financial Information”). Citi calculated the forecasted unlevered after-tax free cash flows of Borderfree based on the Projections and determined a terminal value for Borderfree using a perpetuity growth rate of 4.2% to 6.2%. The range was selected based on Citi’s professional judgment and input from management and is based on a range of 0 to 200 basis points premium to long term retail sales growth of 4.2% (based on U.S. census data compounded annual retail sales growth from 1998-2013). Citi then discounted to present value the unlevered after-tax free cash flows of Borderfree and the terminal value for Borderfree, in each case using (i) discount rates based on comparables beta ranging from 12.0% to 13.1% and (ii) discount rates based on the Borderfree beta ranging from 15.5% to 17.4% (in each case, such ranges were based on a weighted average cost of capital derived using the Capital Asset Pricing Model, taking into account certain metrics that Citi deemed relevant in its professional judgment and experience, including target capital structure, levered and unlevered betas for the companies listed in the Selected Transactions Analysis described above, tax rates, the market risk and size premia and yields for U.S. treasury notes). After taking into account Borderfree’s cash and investment balance of $93 million as of March 31, 2015 and diluted share count of 32.067 million shares of Borderfree common stock, 4.330 million stock options, and 418,000 restricted shares, this analysis indicated the following approximate implied per share equity value reference range for Borderfree, as compared to the $14.00 per share cash consideration to be received in the Offer and the Merger:

Implied Per Share Equity Value Reference Range
Comparables Beta	$9.66 - $12.15
Company Beta	$7.26 - $8.56

Other Information. Citi observed certain additional factors that were not considered part of Citi’s financial analysis with respect to its opinion but were noted for informational purposes for our Board of Directors, including the following:

•	historical trading prices of Borderfree common stock during the 52-week period ended May 4, 2015 that reflected low and high closing stock prices for Borderfree of $5.70 to $17.79 per share;

•	precedent public transaction premiums to May 4, 2015 share price based on 20.0% – 51.5% for the 25th percentile to 75th percentile of all precedent transaction premiums since 2010 that indicated a price range of $7.76 to $9.80; and

•	one-year forward stock price targets for Borderfree common stock in publicly available Wall Street research analyst reports that indicated a target stock price range (discounted to present value using a discount rate of 12.6% cost of equity, based on comparables beta) for Borderfree of approximately $7.11 to $12.43 per share.

Miscellaneous

Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to Borderfree and Pitney Bowes unrelated to the Offer and the Merger, for which services Citi and its affiliates have received and expect to receive compensation, including during the two-year period prior to the date of its opinion having received aggregate fees of approximately $195,000 for acting as (i) co-manager on Pitney Bowes’ $500 million notes issuance in March 2014 and (ii) co-manager on Pitney Bowes’ $500 million straight debt tender offer in March 2014. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of Borderfree and Pitney Bowes for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Borderfree, Pitney Bowes and their respective affiliates.

Borderfree selected Citi to act as its financial advisor in connection with the Offer and the Merger based on Citi’s reputation and experience. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

For a description of the terms of Citi’s engagement as Borderfree’s financial advisor, see the discussion under “Item 5. Persons/Assets Retained, Employed, Compensated or Used” below.

Projected Financial Information.

Except for quarterly and annual guidance, Borderfree does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. In the normal course of its financial planning, management of Borderfree prepared and provided to the Board and Citi projections and directed Citi to use the projections in connection with the rendering of its fairness opinion to the Board and performing its related financial analysis, as described above under the heading “Opinion of Borderfree’s Financial Advisor” in this Item 4 of this Schedule 14D-9. Borderfree did not provide the projections to Parent or Purchaser, except as otherwise set forth in this section.

The projections were prepared by Borderfree’s management for internal use. The projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither Borderfree’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the projections or expressed any opinion or any form of assurance related thereto. The summary of the projections is included solely to give Borderfree stockholders access to certain financial projections that were made available to our Board, Citi and/or Pitney Bowes and is not being included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The projections while presented with numerical specificity necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Borderfree’s management. Because the projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The projections for 2015 through 2017 were based on an operating model that management prepared and provided to the Board and Citi. Certain prospective financial information for 2015 through 2017 that were materially consistent with the Projections were also provided to Pitney Bowes. The projections for 2018 through 2026 were developed by an extrapolation of 2017 estimates in the management projections based on 2017 growth and margin performance. The primary assumptions included in these longer term projections were slowing growth of the business over time resulting in a 2% lower revenue growth rate per year beginning in 2018 and margin expansion to a steady state Adjusted EBITDA margin of 15% beginning in 2020. Other assumptions underlying the longer term projections include assumptions that increases in stock based compensation would be less than overall revenue growth and working capital cash inflows would moderate over time. Important factors that may affect actual results and result in the projections not being achieved include, but are not limited to, introduction of new products, market acceptance of new products, impact of competitive products and pricing, the effect of global economic conditions, fluctuations in foreign currency exchange rates, and other risk factors described in Borderfree’s annual report on Form 10-K for the fiscal year ended December 31, 2014, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the projections may be affected by Borderfree’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that Borderfree or any of its affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. Neither Borderfree, Parent nor any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date the projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Borderfree does not intend to make publicly available any update or other revision to the projections, except as otherwise required by law. Neither Borderfree, Parent nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any Borderfree stockholder or other person regarding the ultimate performance of Borderfree compared to the information contained in the projections or that the projections will be achieved. Borderfree has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the projections.

Certain of the projected financial information set forth herein may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Borderfree may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in the projections, Borderfree stockholders are cautioned not to place undue, if any, reliance on the projections.

The Projections provided by management and presented to the board on May 5, 2015 included long-term projections from 2015 to 2026 for total revenue, adjusted EBITDA, EBITDA, EBIT, Net Operating Profit After Taxes and Unlevered Free Cash Flow. The following is a summary of the Projections:

Projections

	(dollars in millions)
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Total Revenues	$137.9	$172.4	$210.8	$253.7	$300.1	$349.0	$398.9	$448.0	$494.2	$535.2	$569.0	$593.4
Adjusted EBITDA(1)	$9.3	$15.6	$25.9	$33.6	$42.8	$52.4	$59.8	$67.2	$74.1	$80.3	$85.3	$89.0
Stock-based compensation expense and other income-GSS	($5.9)	($7.0)	($8.3)	($9.8)	($11.3)	($12.8)	($14.2)	($15.5)	($16.6)	($17.5)	($18.0)	($18.2)
EBITDA	$3.4	$8.6	$17.6	$23.8	$31.5	$39.6	$45.6	$51.7	$57.5	$62.8	$67.3	$70.8
Depreciation and Amortization	($5.7)	($5.8)	($6.4)	($7.7)	($9.1)	($10.6)	($12.1)	($13.6)	($15.0)	($16.2)	($17.2)	($18.0)
EBIT	($2.4)	$2.8	$11.2	$16.2	$22.4	$29.0	$33.5	$38.1	$42.5	$46.6	$50.1	$52.9
Provision for income taxes	$0.8	($1.0)	($3.9)	($5.7)	($7.8)	($10.1)	($11.7)	($13.3)	($14.9)	($16.3)	($17.5)	($18.5)
Net Operating Profit After Taxes	($1.5)	$1.8	$7.3	$10.5	$14.6	$18.8	$21.8	$24.8	$27.7	$30.3	$32.6	$34.4
Depreciation and Amortization	$5.7	$5.8	$6.4	$7.7	$9.1	$10.6	$12.1	$13.6	$15.0	$16.2	$17.2	$18.0
Capital Expenditures	($4.6)	($5.0)	($5.4)	($6.5)	($7.7)	($8.9)	($10.2)	($11.4)	($12.6)	($13.7)	($14.5)	($15.1)
Changes in Net Working Capital	$4.0	$5.1	$5.8	$4.3	$4.6	$4.9	$5.0	$4.9	$4.6	$4.1	$3.4	$2.4
Unlevered Free Cash Flow(2)	$3.7	$7.7	$14.1	$16.0	$20.6	$25.4	$28.7	$31.8	$34.6	$36.9	$38.6	$39.6

(1)	Adjusted EBITDA is a non-GAAP financial measure defined as net income (loss) before income taxes, interest income (expense), depreciation and amortization, stock-based compensation expense, market based royalties and outsourcing servicing fees earned as a result of the sale of Global Settlements Service, which we refer to as other income-GSS, costs related to acquisitions, including amortization of acquired intangible assets, and other one-time items.
(2)	Unlevered Free cash flow is a non-GAAP financial measure defined as net operating profit after taxes plus depreciation and amortization, less capital expenditures and changes in net working capital.

Other Information. Borderfree also provided certain prospective financial information to Pitney Bowes that was prepared by management and reviewed by the board solely for the purposes of advocating for an increased offer price from Pitney Bowes during the course of negotiations between the parties. This prospective financial information consisted principally of total revenue and total adjusted EBITDA associated with five incremental upside opportunities: expansion of Borderfree’s 2014 China pilot initiative, roll-out of the recently launched BFX global ecommerce platform, integration of recently acquired DutyCalculator into Borderfree’s enterprise platform, adoption of Borderfree ecommerce platform by non-U.S. merchants having existing international operations, and assumptions regarding the moderation of the strength of the U.S. dollar. This prospective financial information was based on numerous assumptions and did not include risk adjustments related to achieving any of those opportunities, including projected market conditions, contract terms, customer and consumer adoption rates and other matters. The information provided to Pitney Bowes included the following non-risk adjusted financial metrics: (a) estimated revenue of: $140.3 million in 2015; $194.6 million in 2016; and $277.9 million in 2017; and (b) estimated adjusted EBITDA of: $10.3 million in 2015; $25.7 million in 2016; and $57.0 million in 2017. These additional, incremental upside opportunities financial metrics were prepared by Borderfree’s management for internal use and not with a view toward public disclosure. The inclusion of this information in this Schedule 14D-9 should not be regarded as an indication that Borderfree or any of its affiliates, advisors or representatives considered or consider such information to be predictive of actual future events, and such information should not be relied upon as such.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Pursuant to a letter agreement dated March 4, 2015, Borderfree engaged Citi to act as its financial advisor in connection with the Merger and, in connection with such engagement, to deliver to the Board its opinion as to the fairness from a financial point of view of the consideration to be paid to the holders of Shares pursuant to the

Merger Agreement, as discussed above in Item 4. Pursuant to the terms of this engagement letter, Borderfree has agreed to pay Citi a transaction fee of approximately $6.6 million, of which a portion was payable upon delivery of Citi’s opinion and approximately $5.6 million is payable contingent upon completion of the Offer and the Merger. In addition, Borderfree has agreed to reimburse Citi for its expenses, including attorneys’ fees and disbursements, and to indemnify Citi and related persons against various liabilities, including certain liabilities under the federal securities laws. The Board engaged Citi as its financial advisor for various reasons, including Citi’s familiarity with Borderfree and its business and the industries in which Borderfree operates and the Board’s belief that Citi is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement.

Except as set forth above, neither Borderfree nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of Shares on its behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by Borderfree or, to Borderfree’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference), Borderfree is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by Borderfree, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Borderfree or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Borderfree or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Borderfree.

Borderfree has agreed that from the date of the Merger Agreement until the earlier of the Effective Time and the date, if any, on which the Merger Agreement is terminated, Borderfree, its subsidiaries and their respective representatives will not, directly or indirectly, among other things, solicit alternative acquisition offers. In addition, Borderfree has agreed to certain procedures that it must follow in the event Borderfree receives an unsolicited acquisition proposal. The information set forth in Section 11 of the Offer to Purchase under the heading Section 11—“The Transaction Agreements—Acquisition Proposals” is incorporated herein by reference.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

Regulatory Approvals.

The Offer is conditioned on satisfaction of the condition that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”) shall have expired or been terminated, with respect to the Offer (the “Regulatory Condition”). To satisfy the Regulatory Condition, the parties must make pre-merger notification filings with the Premerger Notification Office of the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (“Antitrust Division”). If Purchaser’s acquisition of Shares is delayed due to a failure to satisfy the Regulatory Condition, the Offer will be extended in certain circumstances. See Section 1—“Terms of the Offer” in the Offer to Purchase.

Antitrust.

Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. See Section 16—“Certain Legal Matters; Regulatory Approvals—United States Antitrust Compliance” in the Offer to Purchase.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

Parent will file by May 12, 2015, a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of Parent’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Borderfree or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Borderfree believes that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15—“Certain Conditions of the Offer” in the Offer to Purchase.

Notice of Appraisal Rights.

Under the DGCL, holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares who do not tender their Shares in the Offer will have the right to demand appraisal of their Shares. Stockholders who comply with the applicable statutory procedure under Section 262 of the DGCL will be entitled to receive a judicial determination of the value of their Shares(exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and June 1, 2015, deliver to Borderfree at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Borderfree of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder.

All written demands for appraisal should be addressed to Borderfree, Inc., 292 Madison Avenue, 5th Floor, New York, New York 10017, attention: Chief Financial Officer. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Borderfree is under no obligation to and has no present intention to file a petition and holders should not assume that Borderfree will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Borderfree believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither Parent nor Borderfree anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any Holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of Borderfree’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Borderfree desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Solicitation/Recommendation Statement.

Business Combination Statute.

Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(i) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Offer and the Merger, Borderfree Board adopted a resolution approving the Merger Agreement and the transaction contemplated thereby, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

Stockholder Approval Not Required.

Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of Borderfree as defined in Section 203 of the DGCL. Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents will be necessary to effect the Merger.

Golden Parachute Compensation.

Background

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Borderfree’s named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to Borderfree’s named executive officers.

Messrs. DeSimone, Neumann and Green are Borderfree’s named executive officers. In connection with the Offer and the Merger, Borderfree entered into the new Executive Agreements with each of the named executive officers. Each such named executive officer is entitled to severance payments and benefits upon a termination of employment if the named executive officer is terminated by Borderfree without Cause or resigns for Good Reason. These benefits are conditioned on the named executive officer executing and not revoking a general release of claims in favor of Borderfree. In addition, upon a Change of Control, unvested stock options and other stock-based awards held by these named executive officers will immediately accelerate and become fully exercisable or nonforfeitable. The severance payments and benefits will be made under the terms of the Executive Agreements as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Borderfree—Employment Agreements with Executive Officers” which are incorporated herein by reference.

Aggregate Amounts of Potential Compensation

The table below summarizes potential golden parachute compensation that each named executive officer could be entitled to receive from Borderfree if the Merger is consummated and for certain payments and benefits if the named executive officer thereafter incurs a termination of employment under certain circumstances, as discussed below. Please note that the amounts indicated below are estimates based on various assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below.

For purposes of calculating such potential golden parachute compensation, we have assumed that the Effective Time occurs on June 3, 2015 and that the named executive officers will be terminated without Cause by Borderfree on such date. The amounts shown do not include any Options that are expected to vest pursuant to their terms between May 4, 2015 and June 3, 2015. Instead, such Options are included in the table above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Borderfree—Summary of Shares and Equity Award Payments”, if they are In-the-Money Options. The amounts shown in the following table are based on the compensation and benefits levels in effect on May 11, 2015; therefore, if compensation and benefits levels are changed after such date, actual payments to a named executive officer may be different than those provided below.

	Golden Parachute Compensation
	Cash(1)(2)	Equity(3)	Perquisites/ Benefits(4)	Total
Michael A. DeSimone	$550,000	$1,343,425	$25,941	$1,919,366
Edwin A. Neumann	$325,000	$376,238	$24,937	$726,175
Kris Green	$131,000	$376,238	$5,045	$512,283

(1)	Represents the amount of cash severance payable upon a named executive officer’s involuntary termination of employment. These amounts are “double-trigger” in nature as they will only be payable in the event of a termination of employment without cause or for good reason following the Effective Time.
(2)	Mr. Green’s cash severance and benefits are converted from Canadian dollars to US dollars based on the exchange rate of Canadian dollars to US dollars of 1.30:1 on December 31, 2014.
(3)	Represents an amount in cash equal to the product of (A) the excess of (1) the Offer Price over (2) the exercise price per Share of such Option, and (B) the number of Shares underlying such Option. These amounts are “single-trigger” in nature as they will become payable upon the Effective Time, whether or not employment is terminated.
(4)	Represents the estimated value of continued health insurance. These amounts are “double-trigger” in nature as they will only be payable in the event of a termination of employment without cause or for good reason following the Effective Time.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including that the Acceptance Time shall have occurred; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for Borderfree to maintain relationships with employees, collaboration parties, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of Borderfree’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by Borderfree, as well as the Schedule TO filed with the SEC by Parent and Purchaser. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by Borderfree at www.Borderfree.com. Borderfree does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9. EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith

(a)(1)	Offer to Purchase, dated May 12, 2015	Schedule TO	May 12, 2015	(a)(1)(A)

(a)(2)	Form of Letter of Transmittal (including Form W-9)	Schedule TO	May 12, 2015	(a)(1)(B)

(a)(3)	Form of Notice of Guaranteed Delivery	Schedule TO	May 12, 2015	(a)(1)(C)

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	Schedule TO	May 12, 2015	(a)(1)(D)

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	Schedule TO	May 12, 2015	(a)(1)(E)

(a)(6)	Press Release issued by Borderfree dated May 5, 2015	8-K	May 6, 2015	99.1

(a)(7)	Opinion of Citigroup Global Markets, Inc., dated May 5, 2015 (included as Annex A to this Schedule 14D-9)				X

(a)(8)	Form of summary advertisement, published May 12, 2015 in The New York Times	Schedule TO	May 12, 2015	(a)(1)(F)

(e)(1)	Agreement and Plan of Merger by and among Borderfree, Inc., Pitney Bowes Inc. and BrickBreaker Acquisition Corp., dated as of May 5, 2015	8-K	May 6, 2015	2.1

(e)(2)	Form of Tender and Support Agreement by and among Pitney Bowes Inc., BrickBreaker Acquisition Corp. and the Stockholder(s) signatory thereto, dated as of May 5, 2015	8-K	May 6, 2015	99.2

(e)(3)	Confidentiality Agreement by and between Borderfree and Pitney Bowes Inc., dated as of January 12, 2015	Schedule TO	May 12, 2015	(d)(2)

(e)(4)	Amended and Restated Certificate of Incorporation	S-1/A	March 11, 2014	3.2

(e)(5)	Amended and Restated By-laws	S-1/A	March 11, 2014	3.3

(e)(6)	U.S. Share Option Plan of Borderfree, Inc.*	S-8	March 21, 2014	4.2

(e)(7)	Israeli Share Option Plan of Borderfree, Inc.*	S-8	March 21, 2014	4.3

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith

(e)(8)	2011 Stock Option and Grant Plan and forms of option agreements thereunder*	S-1/A	March 11, 2014	10.2

(e)(9)	2014 Stock Option and Incentive Plan and forms of option agreements thereunder*	S-1/A	March 11, 2014	10.3

(e)(10)	2015 Stock Option Inducement Plan*	S-8	January 26, 2015	4.4

(e)(11)	Restricted Stock Unit Award Agreement under the Borderfree, Inc. 2015 Stock Option Inducement Plan*	S-8	January 26, 2015	4.5

(e)(12)	Employment Agreement by and between Borderfree, Inc. and Michael A. DeSimone, dated May 5, 2015*	8-K	May 6, 2015	10.1

(e)(13)	Employment Agreement by and between Borderfree, Inc. and Edwin A. Neumann, dated May 5, 2015*	8-K	May 6, 2015	10.2

(e)(14)	Employment Agreement by and between Borderfree, Inc. and Kris Green, dated May 5, 2015*	8-K	May 6, 2015	10.3

(e)(15)	Employment Agreement by and between Borderfree, Inc. and Brian Singh Dhatt*				X

(e)(16)	Employment Agreement by and between Borderfree, Inc. and Michael J. Ganci*				X

*	Represents management contract or compensatory plan arrangements.

Annex A—Opinion of Citigroup Global Markets Inc., dated May 5, 2015.

Annex B—Section 262 of the General Corporation Law of the State of Delaware.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

BORDERFREE, INC.

Dated: May 12, 2015	By:	/s/ Michael A. DeSimone
	Name:	Michael A. DeSimone
	Title:	Chief Executive Officer

ANNEX A

May 5, 2015

The Board of Directors

Borderfree, Inc.

292 Madison Avenue, 5th Floor

New York, New York 10017

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Borderfree, Inc. (“Borderfree”), other than as specified herein, of the Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Agreement”) proposed to be entered into among Pitney Bowes Inc. (“Pitney Bowes”), BrickBreaker Acquisition Corp., a wholly owned subsidiary of Pitney Bowes (“Purchaser”), and Borderfree. As more fully described in the Agreement, (i) Purchaser will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.01 per share, of Borderfree (“Borderfree Common Stock”) at a purchase price of $14.00 per share in cash (the “Consideration”) and (ii) subsequent to the consummation of the Tender Offer, Purchaser will be merged with and into Borderfree (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of Borderfree Common Stock not previously tendered will be converted into the right to receive the Consideration.

In arriving at our opinion, we reviewed an execution version of the Agreement provided to us on May 5, 2015 and held discussions with certain senior officers, directors and other representatives and advisors of Borderfree concerning the business, operations and prospects of Borderfree. We examined certain publicly available business and financial information relating to Borderfree as well as certain financial forecasts, including financial forecasts for Borderfree under a base case (the “Management Case”), and other information and data relating to Borderfree provided to or discussed with us by the management of Borderfree. We reviewed the financial terms of the Transaction as set forth in the Agreement in relation to, among other things: current and historical market prices and trading volumes of Borderfree Common Stock; the historical and projected earnings and other operating data of Borderfree; and the capitalization and financial condition of Borderfree. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Borderfree. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of Borderfree that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. At the direction of the management and Board of Directors of Borderfree, we have relied only on the Management Case for purposes of our financial analyses and opinion and we have been directed by the management and Board of Directors of Borderfree not to use any other forecasts, estimates or projections prepared by the management of Borderfree for such purposes. The management of Borderfree has advised us, and we have assumed, with your consent, that the Management Case has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Borderfree as to the future financial performance of Borderfree.

We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on

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Borderfree or the Transaction. Representatives of Borderfree have advised us, and we further have assumed, that the final terms of the Agreement will not vary materially from those set forth in the execution version reviewed by us. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Borderfree nor have we made any physical inspection of the properties or assets of Borderfree.

Our opinion does not address any terms (other than the Consideration to the extent expressly specified herein) or other aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction or any voting or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction or otherwise. In connection with our engagement and at the direction of Borderfree, we were requested to approach, and we held discussions with, selected third parties to solicit indications of interest in the possible acquisition of Borderfree. We also were not requested to consider, and our opinion does not address, the underlying business decision of Borderfree to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies or opportunities that might exist for Borderfree or the effect of any other transaction in which Borderfree might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. In addition, we are not expressing any opinion as to the prices at which Borderfree Common Stock will trade at any time. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Borderfree or the Transaction.

Citigroup Global Markets Inc. has acted as financial advisor to Borderfree in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon consummation of the Tender Offer. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to Borderfree and Pitney Bowes unrelated to the proposed Transaction, for which services we and our affiliates have received and expect to receive compensation, including, without limitation, during the two year period prior to the date hereof acting as co-manager on Pitney Bowes’ $500 million notes issuance in March 2014 and $500 million debt tender offer in March 2014. In the ordinary course of business, we and our affiliates may actively trade or hold the securities of Borderfree and Pitney Bowes for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Borderfree, Pitney Bowes and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Borderfree (in its capacity as such) in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender shares of Borderfree Common Stock in the Tender Offer or how any stockholder should act on any matters relating to the proposed Transaction or otherwise.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Borderfree Common Stock (other than Pitney Bowes, Purchaser and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ CITIGROUP GLOBAL MARKETS INC.
CITIGROUP GLOBAL MARKETS INC.

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ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title ), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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